
Mail Stop 3720

October 28, 2016

Daniel Birnbaum
Chief Executive Officer
SodaStream International Ltd.
Gilboa Street
Airport City 7010000, Israel

> **Re: SodaStream International Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed April 18, 2016**
> **File No. 001-34929**

Dear Mr. Birnbaum:

We have reviewed your filing and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response, we may have additional comments.

<u>General</u>

1.   We note that you did not indicate on the cover page by check mark whether you submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T. Please advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3384, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3794 if you have any questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Daniel Erdreich, CFO